Mail Stop 3010

January 25, 2010

VIA USMAIL and FAX (610) 832 - 4919

Mr. Howard M. Sipzner
Executive Vice President and Chief Financial Officer
Brandywine Operating Partnership, L.P.
555 East Lancaster Avenue
Radnor, Pennsylvania 19087

      Re: **Brandywine Operating Partnership, L.P.**
             Form 10-K for the year ended December 31, 2008
             Filed on March 2, 2009
             File No. 000-24407

Dear Mr. Howard M. Sipzner:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

      You may contact Wilson K. Lee at (202) 551–3468 or me at (202) 551-3472 if you have any additional questions.

                      Sincerely,

                      Yolanda Crittendon
                      Staff Accountant